Exhibit 2.1
EXECUTION COPY
AGREEMENT AND PLAN OF MERGER
dated as of
February 8, 2007
among
LAIDLAW INTERNATIONAL, INC.,
FIRSTGROUP PLC
and
FERN ACQUISITION VEHICLE CORPORATION

TABLE OF CONTENTS1

[1]	The Table of Contents is not a part of this Agreement.

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ii

iii

AGREEMENT AND PLAN OF MERGER
AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of February 8, 2007 among Laidlaw International, Inc., a Delaware corporation (the “Company”), FirstGroup plc, a public limited company incorporated under the laws of Scotland (“Parent”), and Fern Acquisition Vehicle Corporation, a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Merger Subsidiary”).
W I T N E S S E T H:
WHEREAS, the respective Boards of Directors of the Company, Parent and Merger Subsidiary have approved and deemed it advisable that the respective stockholders of the Company, Parent and Merger Subsidiary approve and adopt this Agreement pursuant to which, among other things, Parent would acquire the Company by means of a merger of Merger Subsidiary with and into the Company on the terms and subject to the conditions set forth in this Agreement;
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, the parties hereto agree as follows:
ARTICLE 1
Definitions
Section 1.01. Definitions. (a) As used herein, the following terms have the following meanings:
"Acquisition Proposal” means, with respect to any Person, other than the transactions contemplated by this Agreement, any Third Party offer or proposal relating to (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of such Person and its Subsidiaries or over 25% of any class of equity or voting securities of such Person or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of such Person, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party beneficially owning 25% or more of any class of equity or voting securities of such Person or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of such Person, (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets or other similar transaction involving such Person or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of such Person or (iv) a reorganization, recapitalization, liquidation, dissolution or other similar transaction involving such Person or any of its Subsidiaries. Any Third Party offer or proposal of the nature described in any of the foregoing clauses (i)-(iv) relating to the Greyhound business of the Company and its Subsidiaries shall be deemed an Acquisition Proposal without regard to the 25% thresholds referred to in such clauses (i)-(iv).
"Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor or otherwise.
"Applicable Law” means, with respect to any Person, any foreign, federal, state, provincial or local law (statutory, common or civil), constitution, treaty, convention, ordinance, code, rule, regulation, protocol, guideline, by-law, policy, notice, direction, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is legally binding upon such Person, as amended unless expressly specified otherwise.
"Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.
"Code” means the Internal Revenue Code of 1986.
"Company Balance Sheet” means the consolidated balance sheet of the Company as of August 31, 2006 and the footnotes thereto set forth in the Company 10-K.
"Company Balance Sheet Date” means August 31, 2006.
"Company Disclosure Schedule” means the disclosure schedule dated the date of this Agreement that has been provided by the Company to Parent and Merger Subsidiary.
"Company Material Adverse Effect” means a material adverse effect on (i) the financial condition, business, assets or results of operations of the Company and its Subsidiaries, taken as a whole, excluding any such effect resulting from (A) changes or conditions generally affecting the industries in which the Company and its Subsidiaries operate and not disproportionately affecting such Person and its Subsidiaries, (B) changes in general economic conditions, (C) national or international political or social conditions, including the engagement by the United States in hostilities or resulting from acts of terrorism or war that do not have a disproportionate effect on the Company and its Subsidiaries, or (D) the announcement of the execution of this Agreement with Parent (as opposed to any other Third Party); or (ii) the Company’s ability to consummate the transactions contemplated by this Agreement or to perform its obligations under this Agreement.

"Company Rights” means the preferred stock purchase rights issued pursuant to the Company Rights Agreement.
"Company Rights Agreement” means the Rights Agreement dated as of June 23, 2003 by and between the Company and Wells Fargo Bank Minnesota, National Association, as rights agent.
"Company Stock” means the common stock, $0.01 par value, of the Company, together with the associated Company Rights.
"Company 10-K” means the Company’s annual report on Form 10-K for the fiscal year ended August 31, 2006.
"Competition Act” means the Competition Act (Canada), as amended.
"Competition Act Approval” means the Commissioner of Competition (the “Commissioner”) appointed under the Competition Act, in respect of the transactions contemplated hereby, shall have (a) issued an advance ruling certificate under section 102 of the Competition Act, or (b) advised Parent and/or Merger Subsidiary in writing that the Commissioner has no intention to file an application under Part VIII of the Competition Act.
"CSA” means the applicable securities regulatory authorities of all provinces and territories of Canada.
"Delaware Law” means the General Corporation Law of the State of Delaware.
"EBITDA” means (i) in the case of the Company and its Subsidiaries, operating income before depreciation and amortization, determined in accordance with the policies and procedures utilized in calculating “EBITDA” as reported in the Company 10-K, and (ii) in the case of Parent and its Subsidiaries, adjusted operating profit plus depreciation, determined in accordance with the policies and procedures utilized in calculating “EBITDA” as reported in Parent’s 2006 Annual Report.
"Environmental Laws” means any Applicable Laws or any agreement with any Governmental Authority relating to pollutants, contaminants, wastes or chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances, wastes or materials, or to the environment, human health and safety (to the extent such safety matters pertain to exposure to such substances, wastes or materials).
"Environmental Permits” means all permits, licenses, franchises, certificates, approvals, consents, registrations and other similar authorizations of Governmental Authorities relating to or required by Environmental Laws and affecting, or relating to, the business of the Company or any Subsidiary as currently conducted.
"ERISA” means the Employee Retirement Income Security Act of 1974.
"ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.
"Exon-Florio” means the Exon-Florio Statute, Sec. 721 of Title VII of the Defense Production Act of 1950, as amended (50 U.S.C. App. 2170).
"FCC” means the United States Federal Communications Commission.
"Financing” means the financing by Parent of the transactions contemplated by this Agreement, including the refinancing and/or syndication of all or any part thereof.
"Financing Documents” means any prospectus or public offering or related document necessary or desirable in relation to any financing or refinancing arrangement entered into by Parent or any of its Affiliates in connection with the transactions contemplated by this Agreement.
"GAAP” means generally accepted accounting principles in the United States or Canada, as applicable.
"Governmental Authority” means any transnational, domestic or foreign federal, state, provincial or local, governmental authority, governmental department, regulatory authority, court, body, board, tribunal, dispute settlement panel, agency, commission, bureau, minister, Crown Corporation, official or other law, rule or regulation-making organization or entity, including any political subdivision thereof.
"Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, or any substance, waste or material regulated, or defined as such, under any Environmental Law, including petroleum, its derivatives, by-products and other hydrocarbons, asbestos or asbestos containing materials.
"HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
"ICA” means the Investment Canada Act (Canada).
"ICA Approval” means the determination or deemed approval by the Minister responsible for the administration of the ICA that the transactions contemplated hereby are of “net benefit to Canada” pursuant to Part IV of the ICA.

"Intellectual Property” means (i) trademarks, service marks, brand names, certification marks, trade dress, domain names and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; (ii) patents, applications for patents (including, without limitation, divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; (iii) trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person (the “Trade Secrets”); (iv) copyright rights, whether registered or not; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; (v) moral rights, database rights, design rights, industrial property rights, publicity rights, and privacy rights; and (vi) computer software (including all source code, object code firmware, operating systems and specifications).
"International Plan” means any employment, severance or similar contract or arrangement (whether or not written) or any plan, policy, fund, program, practice or arrangement (whether or not written) or contract providing for severance, insurance coverage (including any self-insured arrangements), health or medical benefits, employee assistance program, workers’ compensation, disability or sick leave benefits, supplemental unemployment benefits, vacation benefits, pension retirement benefits or for deferred compensation, profit-sharing, bonuses, stock options, stock appreciation rights or other forms of incentive compensation or post-employment or retirement benefits (including compensation, health, medical or life insurance benefits) that (i) is not an Employee Plan, (ii) is subject to a foreign jurisdiction, (iii) is entered into, maintained, administered or contributed to by the Company or any of its Subsidiaries, (iv) covers any employee or former employee of the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries has any liability and (v) is not a Statutory Plan.
"IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment owned by the Company or its Subsidiaries or licensed or leased by the Company or its Subsidiaries pursuant to written agreement (excluding any public networks).
"knowledge” means, with respect to the Company, the actual knowledge of any of the persons listed in Section 1.01(a) of the Company Disclosure Schedule after reasonable inquiry (taking into account the reasonable confidentiality concerns of the Company with respect to the transactions contemplated hereby prior to the date hereof and the resulting limited availability of information to such persons).
"Lien” means, with respect to any property or asset, any mortgage, hypothec, lien, pledge, charge, security interest, encumbrance, restriction,

easement, right of way, title defect or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.
"1933 Act” means the Securities Act of 1933.
"1934 Act” means the Securities Exchange Act of 1934.
"Material Contracts” means those contracts, agreements or other instruments that are material to the financial condition, business, assets or results of operations of the Company and its Subsidiaries, taken as a whole.
"NJDEP” means the New Jersey Department of Environmental Protection.
"Parent Material Adverse Effect” means a material adverse effect on Parent’s ability to consummate the transactions contemplated by this Agreement or to perform its obligations under this Agreement.
"Parent Shareholder Approval” means the affirmative vote of a simple majority of the members present and voting in a general meeting of Parent in relation to ordinary resolutions to (i) approve the Merger; (ii) increase the authorized share capital of Parent; (iii) authorize the Board of Directors of Parent to allot share capital of Parent and (iv) to authorize the Board of Directors of Parent to incur borrowings to effect the Financing notwithstanding the limit in the articles of association of Parent.
"Person” means an individual, corporation, partnership, limited liability company, association, trust, sole proprietorship, firm, syndicate, Governmental Authority or other entity or organization.
"Relevant Period” means (i) in the case of the Company, the Surviving Corporation, Affiliates of the foregoing and their respective businesses, assets or properties, the twelve months ended August 31, 2006 and (ii) in the case of Parent, its Affiliates and their respective businesses, assets or properties, the twelve months ended September 30, 2006.
"Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
"Securities Laws” means, collectively, the state or federal Applicable Laws of the United States, including the 1933 Act and the 1934 Act, and the rules and regulations of the SEC promulgated thereunder, and the Applicable Laws of each province and territory of Canada dealing with securities.
“Statutory Plans” means statutory benefit plans which the Company or any of its Subsidiaries is required to participate in or comply with, including the

Canada and Quebec Pension Plans and plans administered pursuant to applicable health tax, workplace safety insurance and employment insurance legislation.
"SEC” means the United States Securities and Exchange Commission.
"Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.
"Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent, the Company or any of their respective Affiliates.
"UKLA” means the United Kingdom Listing Authority.
(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Aggregate New Consideration	11.04
Agreement	Preamble
Certificate of Merger	2.01
Certificates	2.03
Change in Recommendation	8.05
Closing	2.01
Closing Date	2.01
Commissioner	1.01
Company	Preamble
Company Board Recommendation	4.02
Company Employees	7.02
Company Proxy Statement	4.09
Company Public Disclosure Documents	4.07
Company Current SEC Documents	4.01
Company Securities	4.05
Company Stockholder Approval	4.02
Company Stockholder Meeting	8.03
Company Stock Option	2.05
Company Subsidiary Securities	4.06
Confidentiality Agreement	8.06
Connecticut Transfer Act	4.03
D&O Carrier	7.01
Effective Time	2.01
Employee Plans	4.18
End Date	10.01
Exchange Agent	2.03
Indemnified Person	7.01
Industrial Site Recovery Act	4.03

Term	Section
Interested Person	11.04
Leased Real Property	4.22
Material Contracts	4.21
Material License	4.20
Measurement Date	11.04
Merger	2.01
Merger Consideration	2.02
Merger Subsidiary	Preamble
Multiemployer Plan	4.18
Net Debt	4.11
Outside Date	10.01
Owned Real Property	4.22
Parent	Preamble
Parent Board Recommendation	5.02
Parent Shareholder Circular	4.09
Parent Shareholder Meeting	8.04
Permits	4.14
Preferred Stock	4.05
Restricted Stock Awards	2.05
Section 8.06 Party	8.05
Successor Plan	7.02
Superior Proposal	8.06
Surviving Corporation	2.01
Tax	4.17
Taxing Authority	4.17
Tax Return	4.17
Tax Sharing Agreements	4.17
Title IV Plan	4.18
Trade Secrets	1.01
Total Consideration	11.04
Uncertificated Shares	2.03
Valuation Date	4.18
WARN Act	4.18
Section 1.02. Other Definitional and Interpretative Provisions. Unless specified otherwise, in this Agreement the obligations of any party consisting of more than one person are joint and several. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute are to that statute, as amended from time to time, and to the rules and regulations promulgated thereunder, in effect as of the date of this Agreement. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on the Company Disclosure hereto, all such amendments, modifications or supplements must also be listed. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any and all related rules, regulations, ordinances, directives, treaties and judicial or administrative decisions, judgments, decrees or injunctions of any U.S. or non-U.S. federal, state, provincial, local or foreign governmental authority. References to any U.S. legal term shall, with respect to any jurisdiction other than the United States or any state or territory thereof, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction.
ARTICLE 2
The Merger
Section 2.01. The Merger. (a) Subject to the terms and conditions of this Agreement, at the Effective Time, Merger Subsidiary shall be merged (the “Merger”) with and into the Company in accordance with Delaware Law, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving corporation (with respect to all post-Closing periods, the "Surviving Corporation”).
(b) The closing of the transactions contemplated hereby (the “Closing”) shall take place at a time and date to be specified by the parties which will be no later than the second Business Day after the satisfaction or, to the extent permitted hereunder, waiver of each of the conditions set forth in Article 9 (other than those conditions that by their nature are to be satisfied at the Closing) or at such other time as the parties hereto agree in writing. The Closing shall take place at such location as the parties hereto agree in writing. The date on which the Closing occurs is herein referred to as the “Closing Date.”
(c) On the Closing Date, the Company and Merger Subsidiary shall file a certificate of merger (the “Certificate of Merger”) with the Delaware

Secretary of State and make all other filings or recordings required by Delaware Law in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as the certificate of merger is duly filed with the Delaware Secretary of State (or at such later time as may be specified in the certificate of merger).
(d) From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Subsidiary, all as provided under Delaware Law.
Section 2.02. Conversion of Shares. At the Effective Time,
(a) except as otherwise provided in Section 2.02(b) or Section 2.04, each share of Company Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive $35.25 in cash, without interest (the “Merger Consideration”);
(b) each share of Company Stock held by the Company as treasury stock or owned by Parent or any of its Subsidiaries immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto; and
(c) each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.
Section 2.03. Surrender And Payment. (a) Prior to the Effective Time, Parent shall appoint an agent reasonably satisfactory to the Company (the “Exchange Agent”) for the purpose of exchanging for the Merger Consideration (i) certificates representing shares of Company Stock (the "Certificates”) or (ii) uncertificated shares of Company Stock (the “Uncertificated Shares”). Parent shall deposit, or cause the Surviving Corporation or another Affiliate of Parent to deposit, with the Exchange Agent, for the benefit of the holders of the Certificates and the Uncertificated Shares, cash in an amount sufficient to pay the aggregate Merger Consideration required to be paid pursuant to Section 2.02(a). Promptly after the Effective Time, Parent shall send, or shall cause the Exchange Agent to send, to each holder of shares of Company Stock at the Effective Time a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent and which shall be in customary form and contain customary provisions) for use in such exchange.
(b) Each holder of shares of Company Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive,

upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration in respect of the Company Stock represented by a Certificate or Uncertificated Share. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration.
(c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and the Person requesting such payment shall either (i) pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or (ii) establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.
(d) After the Effective Time, there shall be no further registration of transfers of shares of Company Stock. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation for transfer, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 2.
(e) Any portion of the Merger Consideration deposited with the Exchange Agent pursuant to Section 2.03(a) that remains unclaimed by the holders of shares of Company Stock six months after the Effective Time shall be returned to Parent, the Surviving Corporation or another Affiliate of Parent, upon demand, and any holder of shares of Company Stock who has not exchanged shares of Company Stock for the Merger Consideration in accordance with this Section 2.03 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration in respect of such shares without any interest thereon. Notwithstanding the foregoing, neither Parent nor any Affiliate of Parent (including the Surviving Corporation) shall be liable to any holder of shares of Company Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of shares of Company Stock two years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by Applicable Law, the property of Parent (or the Surviving Corporation or another Affiliate of Parent to whom the unclaimed Merger Consideration is returned pursuant to this Section 2.03(e)) free and clear of any claims or interest of any Person previously entitled thereto.

(f) Prior to the Effective Time, the Company shall take all steps reasonably necessary to cause the transactions contemplated hereby and any other dispositions of equity securities of the Company in connection with this Agreement by each individual who is a director or officer of the Company, to be exempt under Rule 16b-3 promulgated under the 1934 Act.
Section 2.04. Dissenting Shares. Notwithstanding Section 2.02, shares of Company Stock which are issued and outstanding immediately prior to the Effective Time and held by a holder who has not voted such shares of Company Stock in favor of the Merger and who has demanded appraisal for such shares of Company Stock in accordance with Section 262 of Delaware Law shall not be converted into the right to receive the Merger Consideration, unless such holder fails to perfect, withdraws or loses the right to appraisal. If, after the Effective Time, such holder fails to perfect, withdraws or loses the right to appraisal, such shares of Company Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of shares of Company Stock, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands.
Section 2.05. Stock Options and Other Equity-Based Awards. (a) At the Effective Time, each option to purchase shares of Company Stock outstanding under any Employee Plan (each, a “Company Stock Option”), whether or not vested or exercisable, shall be canceled and converted into the right to receive an amount in cash equal to the product of (i) the excess, if any, of the Merger Consideration over the applicable exercise price of such Company Stock Option multiplied by (ii) the total number of shares of Company Stock subject to such Company Stock Option (whether or not vested or exercisable); and the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) pay such amount promptly after the Effective Time to the holder of each such Company Stock Option.
(b) Not later than immediately prior to the Effective Time, the Company shall take all such actions as may be required to cause each restricted stock award and each deferred stock award granted under the Company’s 2003 Amended and Restated Equity and Performance Incentive Plan and outstanding immediately before the Effective Time (each, a “Restricted Stock Award”) to fully vest as of the Effective Time and such Restricted Stock Award shall be canceled and converted into the right to receive the Merger Consideration in the same manner as shares of Company Stock under Section 2.02(a).
(c) Prior to the Effective Time, the Company shall (i) use its reasonable best efforts to obtain any written consents from holders of Company Stock Options and Restricted Stock Awards, to the extent necessary pursuant to the terms of any Employee Plan and (ii) make any amendments to the terms of any Employee Plan that, in the case of either clauses (i) or (ii), are necessary to give effect to the transactions contemplated by Section 2.05.
Section 2.06. Adjustments. If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, but excluding any change that results from any exercise of Company Stock Options or vesting of deferred stock awards outstanding as of the date hereof, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted.
Section 2.07. Withholding Rights. Subject to Section 6.04(c), each of the Surviving Corporation, Parent and any other relevant Affiliate of Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 2 such amounts as it is required to deduct and withhold with respect to the making of such payment under any Applicable Law relating to the payment of Taxes. To the extent the Surviving Corporation, Parent or an Affiliate of Parent, as the case may be, so withholds amounts and pays such amounts over to the applicable Taxing Authorities, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Stock in respect of which the Surviving Corporation, Parent or an Affiliate of Parent, as the case may be, made such deduction and withholding.
Section 2.08. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Stock represented by such Certificate, as contemplated by this Article 2.
ARTICLE 3
The Surviving Corporation
Section 3.01. Certificate of Incorporation. The certificate of incorporation of the Company in effect at the Effective Time shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with Applicable Law.
Section 3.02. Bylaws. The bylaws of the Company in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with Applicable Law.

Section 3.03. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.
ARTICLE 4
Representations and Warranties of the Company
Subject to Section 11.05, except as disclosed or identified in the Company 10-K or any of the Company’s quarterly reports on Form 10-Q or current reports on Form 8-K filed since August 31, 2006 (collectively, the “Company Current SEC Documents”) or as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent that:
Section 4.01. Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers, authority and capacity, and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is duly qualified to do business as a foreign or extra-provincial corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has heretofore made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company as currently in effect.
Section 4.02. Corporate Authorization. (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for the required approval of the Company’s stockholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action on the part of the Company. The affirmative vote of the holders of a majority of the outstanding shares of Company Stock in favor of the adoption of this Agreement is the only vote of the holders of any class of the Company’s capital stock necessary to adopt this Agreement and approve the transactions contemplated hereby (the “Company Stockholder Approval”). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by each of Parent and Merger Subsidiary, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).
(b) At a meeting duly called and held, the Company’s Board of Directors adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approving this Agreement and the transactions contemplated hereby and (iii) recommending (subject to Section 8.06) the adoption of this Agreement by the Company’s stockholders (such recommendation, the “Company Board Recommendation”).
Section 4.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority other than (i) the filing of the Certificate of Merger, as provided in Section 2.01, (ii) compliance with any applicable requirements of the HSR Act and of the Competition Act, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, and any other applicable U.S. state or federal securities laws, (iv) compliance with any applicable requirements of the ICA, (v) compliance with the New Jersey Industrial Site Recovery Act, N.J.S.A. 13:1k-6, et seq. (“Industrial Site Recovery Act”), if applicable, (vi) compliance with the Connecticut Transfer Act, Conn. Gen. Stat. §22a-134, et seq. (“Connecticut Transfer Act”), if applicable, (vii) any filings required by the United States Surface Transportation Board or (viii) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.04. Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company, (ii) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) require any consent or other action by any person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation or acceleration of any obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any agreement or other instrument legally binding upon the Company or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization applicable to the assets or business of the Company and its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.05. Capitalization. (a) The authorized capital stock of the Company consists of (i) 500,000,000 shares designated as Company Stock and (ii) 50,000,000 shares designated as Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Preferred Stock”). As of February 1, 2007, there were outstanding 79,373,714 shares of Company Stock and no shares of Preferred Stock. As of February 1, 2007, there were outstanding 75,939 restricted stock awards and 714,380 deferred stock awards. As of February 1, 2007, there were outstanding Company Stock Options to purchase an aggregate of 1,598,836 shares of Company Stock (of which options to purchase an aggregate of 790,584 shares of Company Stock were exercisable). All outstanding shares of capital stock of the Company have been, and all shares that may be issued upon exercise of Company Stock Options will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are fully paid and nonassessable. No Subsidiary or Affiliate of the Company owns any shares of capital stock of the Company. Section 4.05 of the Company Disclosure Schedule contains a complete and correct list of each outstanding employee stock option to purchase shares of Company Stock, including the holder, date of grant, exercise price, vesting schedule and number of shares of Company Stock subject thereto as of the date hereof.
(b) Except as set forth in this Section 4.05 and for changes since February 1, 2007 resulting from the exercise of Company Stock Options outstanding on such date, there are no outstanding (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (iii) options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company (the items in clauses (i), (ii), and (iii) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities.
Section 4.06. Subsidiaries. (a) Each Subsidiary of the Company has been duly organized, and is validly existing and in good standing (where applicable) under the laws of its jurisdiction of incorporation or formation, as the case may be, and has all requisite powers, authority and capacity, except where the failure to be so organized, existing or in good standing or to have such powers, authority and capacity would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and has all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually and in the aggregate, a Company Material Adverse Effect.

Each such Subsidiary is duly qualified to do business and is in good standing (where applicable) in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All material Subsidiaries of the Company and their respective jurisdictions of organization are identified in Section 4.06(a) of the Company Disclosure Schedule.
(b) All of the outstanding capital stock of, or other voting securities or ownership interests in, each Subsidiary of the Company, is owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests). There are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any Subsidiary of the Company or (ii) options or other rights to acquire from the Company or any of its Subsidiaries, or other obligation of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable for any capital stock or other voting securities or ownership interests in, any Subsidiary of the Company (the items in clauses (i) and (ii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.
Section 4.07. Securities Law Filings and the Sarbanes-Oxley Act. (a) The Company has filed with or furnished to the SEC or CSA, as applicable, (i) the Company’s annual reports on Form 10-K for its fiscal years ended August 31, 2006, 2005 and 2004, (ii) the Company’s quarterly report on Form 10-Q for its fiscal quarter ended November 30, 2006, (iii) its proxy or information statements relating to meetings of the stockholders of the Company held since August 31, 2004 and (iv) all of its other material forms, reports, statements, schedules, registration statements and other documents required in accordance with applicable Securities Laws since August 31, 2004 (the documents referred to in this Section 4.07(a), collectively, the “Company Public Disclosure Documents”). The Company has made available to Parent true and complete copies of all comment letters from the staff of the SEC and of any securities regulatory authority of the CSA relating to the Company Public Disclosure Documents and all written responses of the Company thereto.
(b) As of its filing date, each Company Public Disclosure Document complied, and each such Company Public Disclosure Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the Securities Laws.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company Public Disclosure Document did not, and each such Company Public Disclosure Document filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.
(d) Each Company Public Disclosure Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.
(e) The Company has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the 1934 Act). Such disclosure controls and procedures are reasonably designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the 1934 Act with respect to such reports. Each Company Public Disclosure Document that was required to be accompanied by such certification was accompanied by such certification and, at the time of filing or submission of each such certification, such certification was true and accurate and complied with the applicable Securities Laws in all material respects.
(f) Since August 31, 2005, the Company and its Subsidiaries have established and maintained a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(e) under the 1934 Act) sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to the Company’s auditors and audit committee any “significant deficiency” or “material weakness” in the Company’s internal controls. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them in the Statements of Auditing Standards No. 60, as in effect on the date hereof. The Company has made available to Parent a summary of any such disclosure made by management to the Company’s auditors and audit committee since August 31, 2005.

(g) There are no outstanding loans or other extensions of credit made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the 1934 Act) or director of the Company.
(i) Since February 10, 2004, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange.
Section 4.08. Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements (including, in each case, any related notes thereto) of the Company included in the Company Public Disclosure Documents fairly present in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements).
Section 4.09. Disclosure Documents. (a) The proxy statement of the Company to be filed with the SEC and the CSA in connection with the Merger (the “Company Proxy Statement”) and any amendments or supplements thereto will, when filed, comply as to form in all material respects with the applicable requirements of the Securities Laws. At the time the Company Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company, and at the time such stockholders vote on adoption of this Agreement, the Company Proxy Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.09(a) will not apply to statements or omissions included in the Company Proxy Statement based upon information furnished to the Company in writing by Parent specifically for use therein.
(b) All of the information provided or to be provided, or confirmed or to be confirmed, in writing by the Company (excluding any information provided that is predictive or forward-looking in nature) specifically for inclusion in the shareholder circular to be prepared by Parent and delivered to its shareholders in connection with the Merger (the “Parent Shareholder Circular”), the Financing Documents (if any), any announcement to any regulatory information service approved by the UKLA in connection with the Parent Shareholder Circular or the Financing or any other documents (presentation, offering memoranda or otherwise) published by Parent in connection with the Financing, in the case of the Parent Shareholder Circular, at the time the Parent Shareholder Circular is first mailed to shareholders of Parent and at the time such shareholders vote on the resolutions set forth in the Parent Shareholder Circular, and in the case of any other such document, at the time it is first published, will not contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.
Section 4.10. Absence of Certain Changes. Since the Company Balance Sheet Date, the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practices and there has not been (i) any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (ii) any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of paragraph (a), (b), (c)(ii), (d), (e), (f), (g), (h), (k) (but only to the extent relating to any employee of the Company or any of its Subsidiaries at a level of vice president or higher or to any Employee Plan of general applicability to the Company and its Subsidiaries), (l), (o) or, to the extent relating to any of the foregoing paragraphs, (r) of Section 6.01.
Section 4.11. No Undisclosed Material Liabilities. (a) There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a liability or obligation, other than (i) liabilities or obligations disclosed and provided for in the Company Balance Sheet or in the notes thereto, (ii) liabilities or obligations incurred since the Company Balance Sheet Date in the ordinary course of business consistent with past practices, and (iii) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b) As of the date hereof, Net Debt of the Company and its Subsidiaries does not exceed $755 million. “Net Debt” means (i) the aggregate amount of current and long-term debt of the Company and its Subsidiaries, minus (ii) the aggregate amount of cash and cash equivalents of the Company and its Subsidiaries (determined, in the case of each of clauses (i) and (ii), using the same methods as were used in the determination of the equivalent line items in the Company Balance Sheet).
Section 4.12. Compliance with Laws and Court Orders. The Company and each of its Subsidiaries is and, since August 31, 2003, has been, in compliance with, and to the knowledge of the Company is not under investigation with respect to, and has not been threatened in writing to be charged with, or given notice of any violation of, any Applicable Law, except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.13. Litigation. There is no claim, action, suit, investigation, audit or proceeding, including any appeal or application for review, pending against, or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties or with respect to which the Company or any of its Subsidiaries would have financial liability before any court or arbitrator or before or by any Governmental Authority, that, (a) if determined or resolved adversely, would reasonably be expected to have, individually, a Company Material Adverse Effect or (b) would reasonably be expected to have, in the aggregate, a Company Material Adverse Effect.
Section 4.14. Permits. The Company and each of its Subsidiaries own, possess or have obtained, and is in compliance with, all licenses, franchises, permits, certificates, approvals, consents, registrations and other similar authorizations (“Permits”) of or from any Governmental Authority, including all Environmental Permits, necessary to conduct its business, except for such failures which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Permits are in full force and effect in accordance with their terms, and no event has occurred or circumstance exists that (with or without notice or lapse of time) may constitute or result in a violation of any such Permit, or give rise to an obligation on the part of the Company or any of its Subsidiaries to undertake or bear any cost of remedial action, except for such events or circumstances which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.15. Finders’ Fees. Except for Morgan Stanley & Co. Incorporated, a copy of whose engagement agreement has been provided to Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.
Section 4.16. Opinion of Financial Advisor. The Company has received the opinion of Morgan Stanley & Co. Incorporated, financial advisor to the Company, to the effect that, as of the date of this Agreement, the Merger Consideration is fair to the Company’s stockholders from a financial point of view.
Section 4.17. Taxes. (a) All material Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due in accordance with all Applicable Law, and all such material Tax Returns are, or shall be at the time of filing, true and complete in all material respects.
(b) The Company and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all material Taxes due and payable, including all estimated payments with respect to Taxes for the current year, whether or not shown on any Tax Return, or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all material Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books.
(c) As of the date hereof, (i) the consolidated federal income Tax Returns of the Company and its Subsidiaries through the Tax year ended August 31, 2000 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under Applicable Law, after giving effect to extensions or waivers, has expired, (ii) none of the Company or any Subsidiary has requested any extension of time within which to pay or remit any material Taxes or file any material Tax Return and has not yet paid or remitted such Taxes or filed such Tax Return, (iii) none of the Company or any Subsidiary has granted any extension or waiver of the statute of limitations period applicable to any Tax Return, which period (after giving effect to such extension or waiver) has not yet expired, (iv) there is no claim, action, suit, investigation, audit or proceeding, including any appeal or application for review, now pending or, to the Company’s knowledge, threatened in writing against or with respect to the Company or any Subsidiary in respect of any material Tax or material Tax asset of the Company or any Subsidiary, and (v) no adjustment has been made, proposed or, to the Company’s knowledge, threatened in writing by a Taxing Authority with respect to the Company or any Subsidiary.
(d) During the two-year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.
(e) No unresolved written claim has been made by a Taxing Authority that the Company or any of its Subsidiaries is or may be subject to Taxes in a jurisdiction where the Company or its Subsidiaries does not file Tax Returns.
(f) None of the Company or any Subsidiary is a party to any understanding or arrangement described in Section 6662(d)(2)(C)(ii) of the Code, or in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4.
(g) "Tax” means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, fine, addition to tax or additional amount imposed by any Governmental Authority (a "Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign), and any liability for any of the foregoing as transferee, (ii) in the case of the Company or any of its Subsidiaries, liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Effective Time a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of the Company or any of its Subsidiaries to a Taxing Authority is determined or taken into account with reference to the activities of any other Person, and (iii) liability of the Company or any of its Subsidiaries for the payment of any amount as a result of being party to any Tax Sharing Agreement or with respect to the payment of any amount imposed on any person of the type described in (i) or (ii) as a result of any existing express or implied agreement or arrangement (including an indemnification agreement or arrangement). “Tax Return” means any report, return, document, declaration, election or other information or filing (whether in tangible or electronic form) required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes or any amendments, schedules, attachments, supplements, appendices and exhibits thereto, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration, election or other information. “Tax Sharing Agreements” means all existing agreements or arrangements (whether or not written) binding the Company or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability (excluding any indemnification agreement or arrangement pertaining to the sale or lease of assets or subsidiaries).
Section 4.18. Employee Benefit Plans. (a) Section 4.18(a) of the Company Disclosure Schedule contains a correct and complete list identifying each material “employee benefit plan,” as defined in Section 3(3) of ERISA, each material employment, severance or similar contract, plan, arrangement or policy and each other material plan or arrangement (written or oral) providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by the Company or any Subsidiary and covers any current or former United States employee of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any liability. Copies of such plans (and, if applicable, related trust or funding agreements or insurance policies) and all amendments thereto and written interpretations thereof have been furnished to Parent together with the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) and prepared in connection with any such plan or trust. Such plans are referred to collectively herein as the “Employee Plans.” For greater certainty, an International Plan is not an Employee Plan.
(b) (i) As of the most recent valuation date as set forth in a written valuation report provided to Parent (each such date, a “Valuation Date”), the fair market value of the assets of each Employee Plan subject to Title IV of ERISA (other than a “multiemployer plan,” as defined below) (a “Title IV Plan”)

(excluding for these purposes any accrued but unpaid contributions) was not less than the present value of all benefits accrued under such Title IV Plan using the assumptions set forth in Note 7 to the Company’s Consolidated Financial Statements contained in the Company 10-K, (ii) as of the relevant Valuation Date, no “accumulated funding deficiency,” as defined in Section 412 of the Code, has been incurred with respect to any Employee Plan subject to such Section 412, whether or not waived, (iii) as of the date hereof, no “reportable event,” within the meaning of Section 4043 of ERISA, other than a “reportable event” that will not have a Company Material Adverse Effect, has occurred in connection with any Employee Plan and (iv) as of the date hereof, no event described in Section 4062 or 4063 of ERISA, has occurred in connection with any Employee Plan. Neither the Company nor any ERISA Affiliate of the Company has (x) engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4212(c) of ERISA or (y) incurred, or reasonably expects to incur prior to the Effective Time, (A) any liability under Title IV of ERISA arising in connection with the termination of, or a complete or partial withdrawal from, any plan covered or previously covered by Title IV of ERISA or (B) any liability under Section 4971 of the Code that in either case could become a liability of the Company or any of its Subsidiaries after the Effective Time.
(c) No transaction prohibited by Section 406 of ERISA or Section 4975 of the Code has occurred with respect to any Employee Plan which is covered by Title I of ERISA, which transaction has or will cause the Company or any of its Subsidiaries to incur any material liability under ERISA, the Code or otherwise, excluding transactions effected pursuant to and in compliance with a statutory or administrative exemption. No condition exists as of the date hereof that (i) could constitute grounds for termination by the PBGC of any employee benefit plan that is subject to Title IV of ERISA that is maintained by the Company or any of its ERISA Affiliates or (ii) presents a material risk of complete or partial withdrawal from any “Multiemployer Plan”, as defined in Section 3(37) of ERISA, which could result in the Company or any Subsidiary incurring a withdrawal liability within the meaning of Section 4201 of ERISA. The assets of the Company and all of its Subsidiaries are not now subject to any lien imposed under Code Section 412(n) by reason of a failure of any of the Company or any Subsidiary or Affiliate to make timely installments or other payments required under Code Section 412. If a “complete withdrawal” by the Company and all of its ERISA Affiliates were to occur as of the Closing Date with respect to all Multiemployer Plans, none of the Company, any Subsidiary or any of their ERISA Affiliates would incur any withdrawal liability under Title IV of ERISA that would reasonably be expected to have a Company Material Adverse Effect.
(d) Each Employee Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file, an application for such determination from the Internal Revenue Service, and the Company is not aware of any reason why any such determination letter should be revoked or not be reissued. The Company has made available to Parent copies of the most recent Internal Revenue Service determination letters with respect to each such Employee Plan. Each Employee Plan has been maintained in material compliance with its terms and Applicable Law. No material events have occurred with respect to any Employee Plan that could result in payment or assessment by or against the Company of any material excise taxes under the Code.
(e) The consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) entitle any employee or independent contractor of the Company or any of its Subsidiaries to severance pay or accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Employee Plan. There is no contract, plan or arrangement (written or otherwise) covering any employee or former employee of the Company or any of its Subsidiaries that, individually or collectively, would entitle any employee or former employee to any severance or other payment solely as a result of the transactions contemplated hereby, or could give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G or 162(m) of the Code. The Company has provided or otherwise made available to Parent forms of the material agreements, arrangements and other instruments which give rise to an obligation to make or set aside amounts payable to or on behalf of the officers of the Company and its Subsidiaries (whether as termination pay, severance pay or otherwise) as a result of the transactions contemplated by this Agreement and/or any subsequent employment termination (whether by the Company or the officer).
(f) Neither the Company nor any of its Subsidiaries has any liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees of the Company or its Subsidiaries except as required under Section 4980B of the Code or pursuant to which premiums are fully paid by such employee.
(g) Section 4.18(g) of the Company Disclosure Schedule sets forth a list of each material collective bargaining agreement or other labor agreement with any union or labor organization. Furthermore: (i) to the knowledge of the Company, there are no material unfair labor practice charges or complaints against the Company or any of its subsidiaries pending before the National Labor Relations Board or any foreign equivalent; (ii) there are no material labor strikes, slowdowns or stoppages actually pending or threatened against or affecting the Company or any of its Subsidiaries; (iii) to the knowledge of the Company, there are no material representation claims or petitions pending before the National Labor Relations Board or any foreign equivalent and there are no questions concerning representation with respect to the employees of the Company or its Subsidiaries; and (iv) there are no material grievance or pending arbitration proceedings against the Company or any of its Subsidiaries that arose out of or under any collective bargaining agreement.
(h) Section 4.18(h) of the Company Disclosure Schedule contains a correct and complete list identifying each material International Plan. The Company has provided Parent with current and complete copies of each material International Plan (and, if applicable, related trust or funding agreements or insurance policies), all amendments thereto and written summaries or interpretations thereof and the most recent plan financial statements and actuarial reports, as applicable, for each International Plan. Each International Plan has been established, registered, maintained, amended, funded, administered and invested in material compliance with its terms (including the terms of any documents in respect of such International Plan), all Applicable Laws and the collective agreements, as applicable, and each International Plan has been maintained in good standing with applicable Governmental Authorities. Neither the Company nor any of its Subsidiaries has a formal plan or has made an announcement, promise or commitment (written or oral) to create any additional International Plan or to improve, enhance or change the benefits provided under any International Plan.
(i) Each International Plan that is a registered pension plan has been funded in accordance with the most recently filed actuarial valuation therefor.
(j) There is no material investigation by a Governmental Authority or material action, suit, proceeding or claim (other than routine claim claims for payment of benefits) pending against or involving or, to the knowledge of the Company, threatened against or involving, any International Plan.
(k) The consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) entitle any employee or independent contractor of the Company or any of its Subsidiaries to severance pay or accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any International Plan.
(l) All employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each International Plan have been paid or remitted in a timely fashion in accordance with its terms and all Applicable Laws.
(m) To the knowledge of the Company, no event has occurred respecting any registered International Plan which would entitle any Person (without the consent of the Company) to wind-up or terminate any International Plan, in whole or in part. Where any International Plan which is a registered pension plan has been partially or fully wound-up or terminated, all assets, including any surplus, attributable to such partial or full wind-up or termination have been fully distributed in accordance with all Applicable Laws or where such distribution of assets is pending, the amount of the surplus attributable to such partial or full wind-up or termination together with the date as of which such amount is determined is disclosed in Section 4.18(m) of the Company Disclosure Schedule.
(n) There is no entity other than the Company or any of its Subsidiaries participating in any International Plan.
(o) All employee data necessary to administer each International Plan is in the possession of the Company or its agents and is in a form which is sufficient for the proper administration of the International Plan in accordance with its terms and all Applicable Laws and such data is complete and correct in all material respects.
(p) None of the International Plans provide benefits beyond retirement or other termination of service to employees or former employees or to the beneficiaries or dependants of such employees.
(q) In the past two years (i) neither the Company nor any of its Subsidiaries has effectuated a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries or (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment of the Company or any of its Subsidiaries.
Section 4.19. Environmental Matters. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:
(i) since August 31, 2003 (and prior to August 31, 2003 if not fully resolved pursuant to all Environmental Laws and all relevant Governmental Authorities with no known outstanding commitment, liability or obligation), no notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no claim, action, suit, investigation, audit, review or proceeding (or any basis therefor), including any appeal or application for review, is pending or, to the knowledge of the Company, is threatened by any Governmental Authority or other Person against or relating to the Company or any Subsidiary and relating to or arising out of any Environmental Law;
(ii) the Company and its Subsidiaries are and have been, since August 31, 2003, (and prior to August 31, 2003 if such noncompliance is not fully resolved pursuant to all Environmental Laws and all relevant Governmental Authorities with no known outstanding commitment, liability or obligation) in compliance with all Environmental Laws and all Environmental Permits; and
(iii) the Company and its Subsidiaries have not used any currently owned, operated or leased property that is located in Canada as a landfill or for the disposal or deposit of waste in violation of the Environmental Protection Act of Ontario or the Environmental Quality Act of Quebec.
(b) For purposes of this Article 4 to the extent relating to any matters arising under or relating to Environmental Laws or Hazardous Substances, the terms “Company” and “Subsidiaries” shall include any entity that is a predecessor of the Company or any of its Subsidiaries.
Section 4.20. Intellectual Property. Section 4.20 of the Company Disclosure Schedule contains a true and complete list of (i) all material registrations and applications for registration of the patents, trademarks, service marks, trade dress, domain names, and copyrights owned by the Company or any of its Subsidiaries and (ii) all material agreements (excluding licenses for commercial off the shelf computer software that are generally available on nondiscriminatory pricing terms) to which the Company or any of its Subsidiaries is a party or otherwise bound and pursuant to which the Company or any of its Subsidiaries (x) obtains the right to use, or a covenant not to be sued under, any Intellectual Property or (y) grants the right to use, or a covenant not to be sued under, any Intellectual Property (each a “Material License”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (a) the Company and each of its Subsidiaries exclusively owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property used in or necessary for the conduct of its business as currently conducted; (b) neither the Company nor its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of any Person within the 3 years; (c) to the knowledge of the Company, within the last 3 years, no Person has challenged, infringed, misappropriated or otherwise violated any Intellectual Property right owned by or exclusively licensed to the Company or its Subsidiaries; (d) neither the Company nor any of its Subsidiaries has received any written notice or otherwise has any knowledge of any pending or threatened claim, action, suit, order or proceeding with respect to any Intellectual Property used by the Company and its Subsidiaries or alleging that any services provided, processes used or products used by the Company or any of its Subsidiaries infringes, misappropriates or otherwise violates any Intellectual Property rights of any Person; (e) the consummation of the transactions contemplated by this Agreement will not impair, extinguish or give rise to any breach or default under any Material License; (f) the Company and its Subsidiaries have taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all material Trade Secrets owned, used or held for use by the Company or any of its Subsidiaries and, to the knowledge of the Company, no such Trade Secrets have been disclosed other than to employees, representatives and agents of the Company or any of its Subsidiaries all of whom are bound by written confidentiality agreements or otherwise subject to appropriate confidentiality restrictions; (g) the IT Assets operate and perform in all material respects in a manner that permits the Company and its Subsidiaries, taken as a whole, to conduct its business as currently conducted and to the knowledge of the Company, no person has gained unauthorized access to the IT Assets and (h) the Company and its Subsidiaries have implemented reasonable backup and disaster recovery technology consistent with industry practice.
Section 4.21. Material Contracts. All of the Material Contracts of the Company and its Subsidiaries that are required to be described in the Company Public Disclosure Documents (or to be filed as exhibits thereto) are so described in the Company Public Disclosure Documents (or filed as exhibits thereto) and are in full force and effect except where such Material Contracts have been superseded or amended or expired in accordance with their terms. True and complete copies of all such Material Contracts and all amendments to or waivers thereunder have been made available by the Company to Parent. Except for breaches, violations or defaults which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) each of the Material Contracts is valid and in full force and effect and (b) neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Material Contract, has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Material Contract, and neither the Company nor any of its Subsidiaries has received written notice (or, to the knowledge of the Company, oral notice) that it has breached, violated or defaulted under any Material Contract. Neither the Company nor any of its Subsidiaries is party to any agreement containing any provision or covenant limiting in any material respect the ability of the Company or any of its Subsidiaries (or, after the consummation of the Merger, Parent, the Surviving Corporation or any of their respective Subsidiaries) to (i) sell any products or services of or to any other Person, (ii) engage in any line of business or (iii) compete with or to obtain products or services from any Person or limiting the ability of any Person to provide products or services to Parent or any of its Subsidiaries (or, after the consummation of the Merger, Parent, the Surviving Corporation or any of their respective Subsidiaries).
Section 4.22. Properties. (a) Section 4.22(a) of the Company Disclosure Schedule sets forth the address of each material parcel of real property owned by the Company or any of its Subsidiaries.
(b) Section 4.22(b) of the Company Disclosure Schedule sets forth the address of each parcel of all material leasehold or subleasehold estates and other rights to use or occupy any land or improvements held by or for the Company or its Subsidiaries. True and complete copies of all leases and such other documents relating to such estates or other rights (including all extensions, supplements, amendments and other modifications thereof, waivers thereunder, and nondisturbance agreements, if any, relating thereto) have been made available by the Company to Parent.
(c) The Company and its Subsidiaries have such good, valid and marketable fee simple title to, or valid leasehold interests in, as the case may be, all parcels of real property owned by the Company or its Subsidiaries (collectively, the “Owned Real Property”), all parcels of all leasehold or subleasehold estates and other rights to use or occupy any land or improvements held by or for the Company or its Subsidiaries (collectively, the “Leased Real Property”) and all other assets and properties necessary to enable the Company and its Subsidiaries to conduct its business, taken as a whole, as conducted as of the date of this Agreement, free and clear of all Liens, except for (i) Liens disclosed on the Company Balance Sheet or in the notes thereto or securing liabilities reflected on the Company Balance Sheet or in the notes thereto, (ii) in connection with any Lien to be released at or prior to the Effective Time, or (iii) any easement, right of way, covenant, restriction, title defect, encroachment or other similar encumbrances that, individually or in the aggregate, would not reasonably be expected to materially interfere with the Company’s and its Subsidiaries’ ability to conduct its business, taken as a whole, as conducted as of the date of this Agreement.
Section 4.23. Antitakeover Statutes and Rights Agreement. (a) The Company has taken all action necessary to exempt the Merger, this Agreement and the transactions contemplated hereby from Section 203 of Delaware Law, and, accordingly, neither such Section nor any other antitakeover or similar statute or regulation applies or purports to apply to any such transactions. No other “control share acquisition,” “fair price,” “moratorium” or other antitakeover laws enacted under U.S. state or federal laws apply to this Agreement or any of the transactions contemplated hereby.
(b) The Company has taken all action necessary to render the Company Rights inapplicable to the Merger, this Agreement and the transactions contemplated hereby.
Section 4.24. No Additional Representations. Except as otherwise expressly set forth in this Article 4, neither the Company nor any of its Subsidiaries nor any other Person makes any representations or warranties of any kind or nature, express or implied. Neither the Company nor any of its Subsidiaries has made or makes any representation or warranty with respect to any projections, estimates or budgets made available to Parent of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company and its Subsidiaries or the future business and operations of the Company and its Subsidiaries.

ARTICLE 5
Representations and Warranties of Parent
Parent represents and warrants to the Company that:
Section 5.01. Corporate Existence and Power. Each of Parent and Merger Subsidiary is duly incorporated, validly existing and, in the case of Merger Subsidiary only, in good standing under the laws of its jurisdiction of incorporation and has all corporate powers, authority and capacity, and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement.
Section 5.02. Corporate Authorization. (a) The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and, subject to the receipt of the Parent Shareholder Approval, the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby are within the corporate powers of Parent and Merger Subsidiary and, except for the required approval of Parent’s shareholders and the adoption of this Agreement by the sole stockholder of Merger Subsidiary, have been duly authorized by all necessary company action on the part of Parent and Merger Subsidiary. The Parent Shareholder Approval is the only authorization required from the shareholders of Parent to entitle Parent to approve the acquisition of the Company, the Merger and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Subsidiary and, assuming the due authorization, execution and delivery of this Agreement by the Company, constitutes a valid and binding agreement of each of Parent and Merger Subsidiary, enforceable against each of them in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and to general principles of equity.
(b) The Board of Directors of Parent has approved this Agreement and the transactions contemplated hereby in accordance with Applicable Law and has unanimously resolved (subject to Section 8.06) to recommend approval of the Merger by its shareholders (such recommendation, the "Parent Board Recommendation”).
Section 5.03. Governmental Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of the Certificate of Merger as provided in Section 2.01, (ii) compliance with any applicable requirements of the HSR Act and of the Competition Act, (iii) compliance with any applicable requirements of the Securities Laws, (iv) compliance with any applicable requirements of the ICA, (v) compliance with any applicable requirements of Exon-Florio, (vi) approval of the Parent Shareholder Circular by, and the filing of the Parent Shareholder Circular with, the UKLA, (vii) any filings required by the United States Surface Transportation Board, (viii) any filings required by the FCC and (ix) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 5.04. Non-contravention. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (i) subject to the receipt of the Parent Shareholder Approval, contravene, conflict with, or result in any violation or breach of any provision of the organizational documents of Parent or Merger Subsidiary, (ii) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) except as set forth in Schedule 5.04, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, could become a default, under, or cause or permit that termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any agreement or other instrument legally binding upon Parent or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization applicable to the assets or business of the Parent and its Subsidiaries or (iv) result in the creation or imposition of any material Lien on any asset of the Parent or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 5.05. Disclosure Documents. None of the information provided or to be provided, or confirmed or to be confirmed, in writing by Parent (excluding any information provided that is predictive or forward-looking in nature) specifically for inclusion in the Company Proxy Statement or any amendment or supplement thereto, at the time the Company Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company and at the time such stockholders vote on adoption of this Agreement, will be in accordance with the facts and will not omit anything likely to affect the import of such information.
Section 5.06. Finders’ Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission from the Company or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.
Section 5.07. Financing. As of the date hereof, Parent has executed facility agreements from financial institutions to provide funds, together with available cash, sufficient to pay the aggregate Merger Consideration and related fees and expenses at the Closing. Parent has provided to the Company copies (with certain information redacted) of all facility agreements and other material documentation provided by financial institutions as of the date of this Agreement in regard to the commitments to provide financing for the transactions contemplated by this Agreement. For the avoidance of doubt, the Company acknowledges that such financing agreements are provided pursuant to the Confidentiality Agreement and are “Confidential Information” for purposes thereof. The facility agreements are not subject to any conditions other than as set forth therein, are in full force and effect and have not been withdrawn. To the knowledge of Parent, there is no fact or occurrence existing that would reasonably be expected to make any of the stated assumptions or conditions or any of the other statements set forth in the facility agreements materially inaccurate. As of the date of this Agreement, Parent has no reason to believe that it will be unable to satisfy any of the conditions to the facility agreements or that the funds for the facility agreements will not be available on a timely basis for the transactions contemplated hereby. For the avoidance of doubt, the failure of Parent to obtain the financing referenced above, including due to the failure to satisfy any condition to funding, is not a condition to this Agreement.
ARTICLE 6
Covenants of the Company
The Company agrees that:
Section 6.01. Conduct of the Company. From the date hereof until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice and use its reasonable best efforts to (i) preserve intact its business organization consistent with ongoing business needs, (ii) maintain in effect all of its material foreign, federal, state, provincial and local Permits, (iii) keep available the services of its executive officers and key employees and (iv) maintain satisfactory relationships with its customers, lenders, suppliers and others having material business relationships with it. Without limiting the generality of the foregoing and to the fullest extent permitted by Applicable Law, from the date of this Agreement until the Effective Time, except as set forth in Section 6.01 of the Company Disclosure Schedule, or with Parent’s prior written consent, the Company shall not, and shall not permit any of its Subsidiaries to:
(a) amend its articles of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise);
(b) split, combine or reclassify any shares of capital stock of the Company or any of its Subsidiaries or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of the capital stock of the Company or its Subsidiaries, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities, except for (i) forfeitures under Restricted Stock Awards or share repurchases in connection with the exercise of Company Stock Options or the vesting of Restricted Stock Awards consistent with past practice, (ii) dividends by any of its wholly-owned Subsidiaries, and (iii) regular quarterly cash dividends on the shares of Company Stock not in excess of $0.17 per quarter;
(c) (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any Company Securities or Company Subsidiary Securities, other than the issuance of (A) any shares of Company Stock granted pursuant to Restricted Stock Awards or upon the exercise of Company Stock Options that, in each case, are outstanding on the date of this Agreement in accordance with the terms of those stock awards and options on the date of this Agreement and (B) any Company Subsidiary Securities to the Company or any other Subsidiary or (ii) amend any term of any Company Security or any Subsidiary Security (in each case, whether by merger, consolidation or otherwise);
(d) incur any capital expenditures or any obligations or liabilities in respect thereof, except for (i) those contemplated by the capital expenditures set forth in the forecasts that have been made available to Parent prior to the date of this Agreement, (ii) those required by new revenue contracts entered into after the date of this Agreement or (iii) any unforecasted capital expenditures not to exceed $10 million in the aggregate during the first six months following the date of this Agreement or $15 million in the aggregate during the first nine months following the date of this Agreement;
(e) (i) merge, amalgamate or consolidate with any other Person other than a Subsidiary of the Company with another Subsidiary of the Company, (ii) acquire (including by merger, consolidation, or acquisition of stock or assets) any interest in any corporation, partnership, other business organization or any division thereof or any material amount of assets from any other Person, other than the Company or any Company Subsidiary, with a purchase price in excess of $10 million in the aggregate during the first six months following the date of this Agreement or $15 million in the aggregate during the first nine months following the date of this Agreement, except for those contemplated by the acquisitions expenditures set forth in the forecasts that have been made available to Parent prior to the date of this Agreement, or (iii) adopt a plan of complete or partial liquidation, dissolution, recapitalization or restructuring;
(f) sell, lease or otherwise transfer, or create or incur any Lien on, any of its assets, securities, properties, interests or businesses, other than sales of assets, securities, properties, interests or businesses in the ordinary course of business consistent with past practice;
(g) other than in connection with actions permitted by Section 6.01(d) or Section 6.01(e), make any loans, advances or capital contributions to, or investments in, any other Person, other than (i) by the Company or any of its Subsidiaries to or in the Company or any of its Subsidiaries or (ii) in the ordinary course of business consistent with past practice;
(h) create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money or guarantees thereof other than (i) pursuant to existing credit facilities in the ordinary course of business, including letters of credit, (ii) guarantees in existence as of the date of this Agreement or entered into in the ordinary course of business with respect to hedging arrangements or (iii) bonding arrangements entered into in the ordinary course of business consistent with past practices;
(i) (i) enter into any agreement or arrangement that limits or otherwise restricts in any material respect the Company, any of its Subsidiaries or any of their respective Affiliates or any successor thereto or that could, after the Effective Time, limit or restrict in any material respect the Company, any of its Subsidiaries, the Surviving Corporation, Parent or any of their respective Affiliates, from engaging or competing in any line of business, in any location or with any Person or (ii) enter into any Material Contract (other than any customer contract entered into by the public transit business of the Company and its Subsidiaries), amend or modify in any material respect or terminate any Material Contract or otherwise waive, release or assign any material rights, claims or benefits of the Company or any of its Subsidiaries;
(j) terminate, renew, suspend, abrogate, amend or modify in any material respect any Permit held by the Company or any of its Subsidiaries, other than in the ordinary course of business;
(k) (i) (A) grant or increase any severance or termination pay to (or amend any existing arrangement with) any director or officer of the Company or any of its Subsidiaries, (B) grant or increase any severance or termination pay to (or amend any existing arrangement with) any other employee of the Company or any of its Subsidiaries other than in the ordinary course of business consistent with past practices or (C) adopt any severance or termination pay policies, (ii) increase benefits payable under any existing severance or termination pay policies or employment agreements, (iii) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any director, officer or employee of the Company or any of its Subsidiaries, other than employment, deferred compensation or other similar agreements with new employees hired to fill existing positions consistent with past practice, (iv) establish, adopt or amend (except as required by Applicable Law) (A) any collective bargaining agreement, other than renewals or extensions on the terms in effect on the date hereof or (B) any Employee Plan that (1) in the case of any director or officer of the Company or any of its Subsidiaries, provides any material new benefit or (2) will impose any material cost on the Company and its Subsidiaries or (v) increase compensation, bonus or other benefits payable to any director, officer or employee of the Company or any of its Subsidiaries, other than, in the case of this clause (v) only and only with respect to any employee of the Company or any of its Subsidiaries who is not at a level of vice president or higher, in the ordinary course of business consistent with past practice and, in the aggregate, consistent with the Company business plans provided to Parent prior to the date hereof;
(l) change the Company’s methods of accounting, except as required by concurrent changes in GAAP or in Regulation S-X of the 1934 Act, as agreed to by its independent public accountants;
(m) settle, or offer or propose to settle, (i) any material litigation, action, suit, audit, investigation, arbitration, proceeding or other claim involving or against the Company or any of its Subsidiaries, other than any settlement that involves only a payment of monetary damages (and does not involve behavioral restrictions or injunctive or other equitable relief) that is fully covered (except for any immaterial amounts) by an insurance policy the applicability of which is not in doubt, (ii) any stockholder litigation or dispute against the Company or any of its officers or directors or (iii) any material litigation, action, suit, audit, investigation, arbitration, proceeding or other claim that relates to the transactions contemplated hereby;
(n) fail to use reasonable best efforts to maintain existing material insurance policies or comparable replacement policies, in each case, to the extent available for a similar reasonable cost;
(o) make or change any material Tax election (other than an election pursuant to Section 965 of the Code), change any annual tax accounting period, adopt or change any method of tax accounting, materially amend any Tax Returns or file claims for Tax refunds, enter any material closing agreement, settle any material Tax claim, audit or assessment, or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment or take or omit to take any other action, if any such action or omission would have the effect of materially increasing the Tax liability or materially reducing any Tax asset of the Company or any of its Subsidiaries;
(p) take any action that would make any representation or warranty of the Company hereunder inaccurate in any respect at, or as of any time before, the Effective Time;
(q) take any action that is reasonably expected to result in any of the conditions to the Merger set forth in Article 9 not being satisfied or would materially delay the Closing; or
(r) agree, resolve or commit to do any of the foregoing.

Section 6.02. Access to Information; Confidentiality. From the date of this Agreement until the Effective Time and subject to Applicable Law, the Company shall, and shall cause its Subsidiaries to, (i) give to Parent, its counsel, financial advisors, auditors and other authorized representatives reasonable access during normal business hours to its offices, properties, books and records, (ii) furnish to Parent, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request; provided, that the Company may restrict the foregoing access to the extent believed in good faith to be reasonable in light of requirements of Applicable Law; and (iii) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to cooperate with Parent in its investigation. Any investigation pursuant to this Section 6.02 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company. All information furnished pursuant to this Section 6.02 shall be subject to the Confidentiality Agreement. No information or knowledge obtained in any investigation pursuant to this Section 6.02 shall affect or be deemed to modify any representation or warranty made herein or the conditions to the obligations of the parties hereto to consummate the Merger.
Section 6.03. Stockholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder litigation (including derivative claims) against the Company and/or its directors relating to the transactions contemplated by this Agreement. The Company agrees that it shall not settle or offer to settle any litigation commenced on or after the date of this Agreement against it or any of its directors or executive officers by any stockholder of the Company relating to this Agreement, the Merger or any other transaction contemplated hereby or otherwise, without the prior written consent of Parent.
Section 6.04. Tax Matters. (a) All Tax Returns required to be filed by the Company or any of its Subsidiaries will be filed by, or on behalf of, the Company or any of its Subsidiaries when due in accordance with past practice and applicable laws and as of the time of filing, will be true and complete in all material respects.
(b) The Company and each of its Subsidiaries shall establish or cause to be established in accordance with GAAP on or before the Effective Time an adequate accrual for all Taxes due with respect to any period or portion thereof ending prior to or as of the Effective Time.
(c) All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with the Merger (including any real property transfer Tax and any similar Tax) shall be paid by the Company when due, and the Company shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes and fees, and, if required by Applicable Law, the

Company shall, and shall cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.
Section 6.05. Connecticut Transfer Act. The Company and Parent shall use their respective reasonable best efforts to make an evaluation to determine whether the Connecticut Transfer Act applies to any business operation, real property or facility owned, leased or operated by the Company or any of its Subsidiaries in Connecticut as a result of the transactions contemplated by this Agreement. If the Company and Parent determine that the Connecticut Transfer Act applies to this transaction, the Company shall (a) determine at least 20 days prior to the Effective Time which business operations, real property, and facilities each constitute an “establishment” pursuant to the Connecticut Transfer Act, (b) determine which form(s) must be prepared pursuant to the Connecticut Transfer Act, (c) ensure that such form(s) are prepared in compliance with the applicable requirements of the Connecticut Transfer Act and delivered to Parent 10 days prior to the Effective Time and (d) sign such form(s) as the certifying party prior to the Effective Time; provided that any such determination and forms shall be subject to Parent’s reasonable right to review and approve, which approval shall not be unreasonably withheld or conditioned, and provided further that, with respect to (a), if reasonably requested by Parent, Company shall provide documentation (which shall not include a legal opinion) supporting its determination that the business operations, real property or facilities each do not constitute an “establishment” pursuant to the Connecticut Transfer Act.
Section 6.06. Industrial Site Recovery Act. The Company shall evaluate whether the Industrial Site Recovery Act applies to any business operation, facility or real property which is owned, leased or operated by the Company or any of its Subsidiaries and which is located in the State of New Jersey. As necessary, the Company shall seek a determination from the NJDEP that the Industrial Site Recovery Act is not applicable to the transactions contemplated by this Agreement. If reasonably requested by Parent, Company shall provide a letter of non-applicability from the NJDEP supporting its determination that the Industrial Site Recovery Act does not apply to the transactions contemplated by this Agreement or documentation (which shall not include a legal opinion) supporting its determination that the Industrial Site Recovery Act does not apply to such business, operation, real property or facility. The Company shall prepare and make all filings with the NJDEP and take any other action from the date of this Agreement until the Effective Time necessary to comply with the Industrial Site Recovery Act in connection with the transactions contemplated by this Agreement. Prior to providing any filings to the NJDEP or taking any necessary actions, Parent shall have the reasonable right to review and approve, which approval shall not be unreasonably withheld or conditioned, of the form and substance of any such filings and of any other necessary action, and the Company shall promptly provide Parent with copies of all material correspondence and other documentation received from NJDEP related to the Company’s Industrial Site Recovery Act compliance activities.

ARTICLE 7
Covenants of Parent
Parent agrees that:
Section 7.01. Director and Officer Liability. Following the consummation of the Merger, Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:
(a) The Surviving Corporation shall indemnify and hold harmless the present and former officers and directors of the Company (each an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by Delaware Law or any other Applicable Law or provided under the Company’s certificate of incorporation and bylaws in effect on the date hereof; provided that such indemnification shall be subject to any limitation required to be imposed from time to time by Applicable Law.
(b) For a period of six years after the Effective Time, Parent shall cause to be maintained in effect provisions in the Surviving Corporation’s certificate of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Corporation) regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.
(c) Prior to the Effective Time, Parent may purchase a prepaid directors’ and officers’ liability “tail” insurance policy covering a period of six years following the Effective Time in respect of acts or omissions occurring prior to the Effective Time and covering those persons who are currently covered by (and providing coverage and amounts and containing terms and conditions that are, in the aggregate, no less advantageous to the insured than) the policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and in existence on the date of this Agreement and previously made available to Parent. If Parent does not so purchase such a “tail” policy prior to the Effective Time, then Parent shall cause to be maintained by the Surviving Corporation (or any successor to the business of the Surviving Corporation) for a period of six years after the Effective Time the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and in existence on the date of this Agreement and made available to Parent (provided that the Surviving Corporation (or any such successor) may substitute therefor one or more policies of at least the same coverage and amounts containing terms and conditions that are, in the aggregate, no less advantageous to the insured) with respect to claims arising from facts or events that occurred on or before the Effective Time; provided that, in satisfying its obligation under this Section 7.01(c), the Surviving Corporation shall not be obligated to pay annually in the aggregate in excess of 200% of the amount per annum the Company paid in its last full fiscal year, which amount is set forth in

Section 7.01(c) of the Company Disclosure Schedule; and provided further that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount. In order to facilitate the resolution of any claim that may be made against an Indemnified Person, Parent shall cause the Surviving Corporation to (i) give to such Indemnified Person, its authorized representatives and the representatives of the carrier of the directors’ and officers’ liability insurance and fiduciary insurance (the “D&O Carrier”) reasonable access during normal business hours to its offices, properties, books and records, (ii) furnish to such Indemnified Person, its authorized representatives and the D&O Carrier such information as such Persons may reasonably request, and (iii) instruct its employees, counsel, and other authorized representatives to otherwise cooperate with such Indemnified Person and the D&O Carrier to resolve such claim
(d) If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.01.
(e) The rights of each Indemnified Person under this Section 7.01 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, or under Delaware Law or any other Applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.
Section 7.02. Employee Matters. (a) Subject to Applicable Law, until the first anniversary of the Effective Time, Parent shall and shall cause its Subsidiaries (including the Surviving Corporation) to provide to the employees of the Company and its Subsidiaries who are employees thereof as of the Effective Time (the “Company Employees”) compensation (other than equity-based compensation) and benefit plans substantially comparable in the aggregate to those provided to the Company Employees immediately prior to the Effective Time; provided that this sentence of Section 7.02(a) shall not apply to any employees covered by the collective bargaining agreement listed in Section 4.18(h) of the Company Disclosure Schedule. Parent shall and shall cause its Subsidiaries (including the Surviving Corporation) to comply with all of the Company’s obligations under all collective bargaining agreement listed in Section 4.18(h) of the Company Disclosure Schedule, and all employment, severance and other similar individual agreements listed in Section 4.18(a) of the Company

Disclosure Schedule pursuant to the terms of such agreements as of the date hereof.
(b) Each Company Employee will receive service credit for all periods of employment with the Company or any of its Subsidiaries or any predecessor thereof prior to the Effective Time for purposes of vesting and eligibility under any employee benefit plan in which such employee participates after the Effective Time, to the extent that such service was recognized under any analogous plan of such Company or Subsidiary in effect immediately prior to the Effective Time; provided that no such service credit shall be given for purposes of benefit accruals under any defined benefit pension or retiree healthcare plans where such credit would result in a duplication of benefits.
(c) If on or after the Effective Time, any Company Employee becomes covered under any benefit plan providing medical, dental, health, pharmaceutical or vision benefits (a “Successor Plan”), other than the Employee Plan or International Plan in which he or she participated immediately prior to the Effective Time, any such Successor Plan shall not include any restrictions or limitations with respect to any pre-existing condition exclusions and actively-at-work requirements (except to the extent such exclusions or requirements were applicable under the corresponding Employee Plan or International Plan), and any eligible expenses incurred by such Company Employee and his or her covered dependents during the calendar year in which the Company Employee becomes covered under any Successor Plan shall be taken into account under any such Successor Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and/or his or her covered dependents for that year, to the extent that such expenses were incurred during a period in which the Company Employee or covered dependent was covered under a corresponding Employee Plan or International Plan.
(d) Nothing contained herein shall be construed as requiring Parent, its Affiliates, the Company or its Subsidiaries to continue the employment of any specific person or, except as otherwise specifically set forth above, to continue any specific Employee Plan. No Company Employee shall have any third party beneficiary rights under, or rights to any specific levels of compensation or benefits as a result of the application of this Section 7.02.
ARTICLE 8
Covenants of Parent and the Company
The parties hereto agree that:
Section 8.01. Notices of Certain Events. Each of the Company and Parent shall promptly notify the other party of:

(a) any written notice from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;
(b) any material notice or other communication from any Governmental Authority or agency in connection with the transactions contemplated by this Agreement;
(c) any actions, suits, claims, investigations, audits or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to the consummation of the transactions contemplated by this Agreement;
(d) any inaccuracy of any representation or warranty of such party contained in this Agreement at any time during the term of this Agreement that would reasonably be expected to cause the conditions set forth in Article 9 not to be satisfied; and
(e) any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder;
provided that the delivery of any notice pursuant to this Section 8.01 shall not limit or otherwise affect the remedies available hereunder to the party receiving the notice.
Section 8.02. Reasonable Best Efforts. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the Company and Parent shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as practicable, the Merger and the other transactions to be performed or consummated by such party in accordance with the terms of this Agreement, including (i) the taking of all acts necessary to cause the conditions to Closing to be satisfied as promptly as practicable, (ii) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Authorities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority, (iii) the avoidance of each and every impediment under any antitrust, merger control, competition or trade regulation law that may be asserted by any Governmental Authority with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible, (iv) the obtaining of all necessary consents, approvals or waivers from third parties, and (v) the execution and delivery of any additional instruments necessary to consummate the Merger and other transactions contemplated hereby and to fully carry out the purposes of this Agreement; provided that the parties hereto understand and agree that the reasonable best efforts of any party hereto shall not be deemed to include (A) divesting or otherwise holding separate (including by establishing a trust or otherwise), or taking any other action (or otherwise agreeing to do any of the foregoing) with respect to any of its, the Surviving Corporation’s or any of their respective Affiliates’ businesses, assets or properties that in the aggregate generated EBITDA in the Relevant Period (determined on a pro forma basis with respect to any such businesses, assets or properties acquired subsequent to the commencement of the applicable Relevant Period), based on the internal financial records of Parent or the Company, as applicable, in excess of $20 million, (B) entering into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Authority that would require it, the Surviving Corporation or any of their respective Affiliates to take any action not required to be taken pursuant to the preceding clause (A), or (C) taking any action to have any preliminary or permanent injunction entered at the request of any Governmental Authority by any court or other Governmental Authority lifted, vacated or reversed. In addition, if requested by the other party in writing in order to facilitate the obtaining of all necessary actions or nonactions, waiver, consents and approvals from Governmental Authorities, (1) the Board of Directors of the Company shall publicly confirm the Company Board Recommendation within five Business Days of such written request by Parent that it do so, and (2) the Board of Directors of Parent shall publicly confirm the Parent Board Recommendation within five Business Days of such written request by the Company that it do so.
(b) In connection with and without limiting the foregoing, each of Parent and the Company shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and shall make such filings as may be required or desirable pursuant to the Competition Act and any other applicable competition, merger control, antitrust or similar law that the Company and Parent deem advisable or appropriate, in each case with respect to the transactions contemplated by this Agreement and as promptly as practicable. All such antitrust or competition law filings shall be in substantial compliance with the requirements of the Applicable Laws. Each of Parent and the Company shall supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act or the Competition Act and, subject to the proviso in Section 8.02(a), shall take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act and to obtain Competition Act Approval as soon as practicable.
(c) Each of Parent and the Company shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) promptly inform the other party of any communication received by such party from, or given by such party to, the Antitrust Division of the Department of Justice, the Federal Trade Commission,

the Canadian Competition Bureau or any other Governmental Authority, other than in connection with obtaining ICA Approval, if required, and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, and (iii) permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any such Governmental Authority or, in connection with any proceeding by a private party, with any other person, and to the extent permitted by such Governmental Authority or other Person, give the other party the opportunity to attend and participate in such meetings and conferences.
(d) Each of the Company and Parent shall use its reasonable best efforts to provide the other party such assistance as the other party may reasonably request in connection with the preparation of the Company Proxy Statement or the Parent Shareholder Circular, as the case may be, including the provision of all necessary information and the verification thereof. Further, each of the Company and Parent shall use its reasonable best efforts to cause its independent accountants to provide such information and assistance as the other party may reasonable request in connection with the preparation of the Company Proxy Statement or the Parent Shareholder Circular, as the case may be, including the provision of such comfort letters as are customary for the relevant document.
(e) The Company shall use its reasonable best efforts to cooperate with Parent in its efforts to consummate the financing of the transactions contemplated by this Agreement; provided that as a condition to doing so the Company and its directors, officers, employees and agents who are requested to assist in providing such cooperation shall be provided by Parent with full indemnification from Parent. Such reasonable best efforts shall include, to the extent reasonably requested by Parent, (i) providing direct contact between prospective lenders and the officers and directors of the Company and its Subsidiaries, (ii) providing assistance in preparation of confidential information memoranda, preliminary offering memoranda, financial information and other materials to be used in connection with obtaining such financing, (iii) cooperation with the marketing efforts of Parent and its financing sources for such financing, including participation in management presentation sessions, “road shows” and sessions with rating agencies, (iv) providing assistance in obtaining any consents of third parties necessary in connection with such financing, (v) providing assistance in extinguishing existing indebtedness of the Company and its Subsidiaries and releasing Liens securing such indebtedness, in each case to take effect at the Effective Time, (vi) cooperation with respect to matters relating to pledges of collateral to take effect at the Effective Time in connection with such financing, (vii) assisting Parent in obtaining legal opinions to be delivered in connection with such financing, (viii) assisting Parent in securing the reasonable cooperation of the independent accountants of the Company and its Subsidiaries, including with respect to the delivery of accountants’ comfort letters, and (ix) providing the financial information necessary for the satisfaction of the obligations and conditions set forth in the facility agreements or other agreements relating to the Financing within the time periods required thereby. Further, the Company shall use its reasonable best efforts to provide Parent such assistance as Parent may reasonably request in connection with the preparation of any prospectus, circular, notice of extraordinary general meeting or any document ancillary to the aforementioned as shall be required in connection with the financing, syndication or refinancing of the transactions contemplated by this Agreement.
Section 8.03. Certain Filings. (a) The Company and Parent shall cooperate with one another (i) in connection with the preparation of the Company Proxy Statement, the Parent Shareholder Circular, any Financing Documents and any other document referred to in Section 4.09(b), (ii) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any Material Contracts, in connection with the consummation of the transactions contemplated by this Agreement and (iii) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Company Proxy Statement, the Parent Shareholder Circular, Financing Documents or any other document referred to in Section 4.09(b) and seeking to obtain, in a timely fashion, any such actions, consents, approvals or waivers. The Company and Parent shall cooperate with one another in setting a mutually acceptable date, which shall be as soon as reasonably practicable, for the Company Stockholder Meeting and the Parent Shareholder Meeting so as to enable them to occur, to the extent practicable, on the same date.
(b) Parent and its counsel shall be given a reasonable opportunity to review and comment on the Company Proxy Statement each time before such document (or any amendment thereto) is filed with the SEC and/or the CSA, and reasonable and good faith consideration shall be given to any comments made by Parent and its counsel. Each of Parent and the Company shall provide the other party and its counsel with (i) any written or material oral comments or other communications, whether written or oral, that such party or its counsel may receive from time to time from the SEC or its staff with respect to the Company Proxy Statement promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating in any discussions or meetings with the SEC.
(c) The Company and its counsel shall be given a reasonable opportunity to review and comment on the Parent Shareholder Circular and Financing Documents and reasonable and good faith consideration shall be given to any comments made by the Company and its counsel. Parent shall provide the Company and its counsel with (i) any written or material oral comments that such party or its counsel may receive from time to time from the UKLA with respect to the Parent Shareholder Circular or Financing Documents promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given).
Section 8.04. Company Stockholder Meeting; Proxy Material. The Company shall cause a meeting of its stockholders (the “Company Stockholder Meeting”) to be duly called and held for the purpose of obtaining the Company Stockholder Approval. Subject to Section 8.06(c), the Board of Directors of the Company shall make the Company Board Recommendation. In connection with the Company Stockholder Meeting, the Company shall (a) prepare and file with the SEC and the CSA the Company Proxy Statement as soon as reasonably practicable and in any event within three weeks of the date hereof, (b) use its reasonable best efforts to have cleared by the SEC and thereafter mail to its stockholders as promptly as practicable the Company Proxy Statement and all other proxy materials for such meeting, in each case subject to the cooperation of Parent in connection therewith in accordance with Section 8.02(d), (b) use its reasonable best efforts to obtain the Company Stockholder Approval and (c) otherwise comply with all legal requirements applicable to the Company Stockholder Meeting. Without limiting the generality of the foregoing, this Agreement and the Merger shall be submitted to the Company’s stockholders at the Company Stockholder Meeting whether or not (i) the Board of Directors of the Company shall have effected a Change in Recommendation or (ii) any Acquisition Proposal shall have been publicly proposed or announced or otherwise submitted to the Company or any of its advisors.
Section 8.05. Parent Shareholder Meeting. Parent shall call and give notice of an extraordinary general meeting of its shareholders (the “Parent Shareholder Meeting”) for the purpose of obtaining the Parent Shareholder Approval. Subject to Section 8.06(c), the Board of Directors of Parent shall make the Parent Board Recommendation. In connection with the Parent Shareholder Meeting, Parent shall (a) prepare and file with the UKLA a draft copy of the Parent Shareholder Circular as soon as reasonably practicable and in any event within three weeks hereof, and use its reasonable best efforts to have approved by the UKLA and thereafter mail to its shareholders as promptly as practicable the Parent Shareholder Circular, in each case subject to the cooperation of the Company in connection therewith in accordance with Section 8.02(d), (b) use its reasonable best efforts to obtain the Parent Shareholder Approval and (c) otherwise comply with all legal requirements applicable to the Parent Shareholder Meeting. Without limiting the generality of the foregoing, the Merger shall be submitted to Parent’s shareholders at the Parent Shareholder Meeting whether or not (i) the Board of Directors of Parent shall have effected a Change in Recommendation or (ii) any Acquisition Proposal shall have been publicly proposed or announced or otherwise submitted to Parent or any of its advisors.
Section 8.06. No Solicitation; Other Offers. (a) Neither the Company or Parent (each, a "Section 8.06 Party”) or any of their respective Subsidiaries shall, nor shall a Section 8.06 Party or any of its Subsidiaries authorize or permit any of its or their respective officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate or encourage the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to such Section 8.06 Party or any of its Subsidiaries or afford access to the business, properties, assets, books or records of such Section 8.06 Party or any of its Subsidiaries to, or otherwise cooperate in any way with, any Third Party that is seeking to make, or has made, an Acquisition Proposal, (iii) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of such Section 8.06 Party or any of its Subsidiaries, (iv) fail to make, withdraw or modify in a manner adverse to the other Section 8.06 Party the approval or recommendation of such Section 8.06 Party’s Board of Directors (or recommend an Acquisition Proposal or take any action or make any statement inconsistent with the approval or recommendation of the Merger) (any of the foregoing in this clause (iv), a “Change in Recommendation”) or (v) enter into any agreement in principle, letter of intent, term sheet or other similar instrument relating to an Acquisition Proposal.
(b) Notwithstanding the foregoing, the Board of Directors of a Section 8.06 Party, directly or indirectly through advisors, agents or other intermediaries, may (i) engage in negotiations or discussions with any Third Party that, subject to the Section 8.06 Party’s compliance with Section 8.06(a), has made a bona fide Acquisition Proposal that the Board of Directors of such Section 8.06 Party reasonably determines is or will lead to a Superior Proposal and (ii) thereafter furnish to such Third Party nonpublic information relating to such Section 8.06 Party or any of its Subsidiaries pursuant to a confidentiality agreement with terms not less restrictive to such Third Party than those contained in the Confidentiality Agreement dated December 18, 2006 between the Company and Parent (the “Confidentiality Agreement”) (a copy of which shall be provided for informational purposes only to the other Section 8.06 Party). Nothing contained herein shall prevent the Board of Directors of a Section 8.06 Party from (x) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) under the 1934 Act or (y) making any disclosure to its stockholders and/or the public required by Applicable Law.
"Superior Proposal” means any bona fide, unsolicited written Acquisition Proposal for at least a majority of the outstanding shares of capital stock of a Section 8.06 Party on terms that the Board of Directors of such Section 8.06 Party determines in good faith by a majority vote, after considering the advice of a financial advisor of nationally recognized reputation and taking into account all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, would be (i) more favorable and provide greater value to the stockholders of such Section 8.06 Party than the Merger (as proposed to be amended by the other Section 8.06 Party) and (ii) reasonably capable of being consummated on the terms and conditions so proposed, taking into account all financial, legal, regulatory and other aspects of such proposal and for which financing, if a cash transaction (whether in whole or in part), is then fully committed or reasonably determined to be available by the Board of Directors of such Section 8.06 Party.
(c) Notwithstanding anything to the contrary in this Agreement, a Section 8.06 Party’s Board of Directors may make a Change in Recommendation, if based solely on events or developments, unknown to such Board of Directors as of the date hereof, which occur, or become known to such Board of Directors, after the date hereof but prior to the Company Stockholder Meeting (in the case of the Company) or the Parent Shareholder Meeting (in the case of Parent) if it determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be reasonably expected to result in a breach of its fiduciary duties under Applicable Law. Each Section 8.06 Party confirms that the Board of Directors of that Section 8.06 Party is not, as of the date of this Agreement, aware of any information or expected events or developments which would cause the Board of Directors of that Section 8.06 Party to make a Change in Recommendation. In considering all factors relevant to the Board of Directors of the Parent in making the Parent Board Recommendation, Parent confirms that the Board of Directors of Parent has taken into account all of the terms and conditions of this Agreement (including Section 8.02) and all of the terms and conditions of Parent’s financing facilities referred to in Section 5.07. The parties further agree that irrespective of whether a Section 8.06 Party’s Board of Directors has effected a Change in Recommendation, until the termination of this Agreement in accordance with its terms (i) in no event shall such Section 8.06 Party make any SEC, FCC, United States Surface Transportation Board or other regulatory filing (including any antitrust, competition, communications or transportation law filing) in connection with an Acquisition Proposal and (ii) such Section 8.06 Party shall otherwise remain subject to all of its obligations under this Agreement (including its obligations pursuant to Section 8.02, Section 8.04, Section 8.05 and this Section 8.06).
(d) The Board of Directors of a Section 8.06 Party shall not take any of the actions referred to in Section 8.06(b) or 8.06(c) unless such Section 8.06 Party shall have delivered to the other Section 8.06 Party a prior written notice advising the other Section 8.06 Party that it intends to take such action. In addition, each Section 8.06 Party shall notify the other Section 8.06 Party promptly (but in no event later than 24 hours) after receipt by such Section 8.06 Party (or any of its advisors) of any Acquisition Proposal, any indication that a Third Party is considering making an Acquisition Proposal or of any request for information relating to such Section 8.06 Party or any of its Subsidiaries or for access to the business, properties, assets, books or records of such Section 8.06 Party or any of its Subsidiaries by any Third Party that may be considering making, or has made, an Acquisition Proposal. Such Section 8.06 Party shall provide such notice orally and in writing and shall identify the Third Party making, and the terms and conditions of, any such Acquisition Proposal, indication or request. Such Section 8.06 Party shall promptly keep the other Section 8.06 Party informed of the status and details of any such Acquisition Proposal, indication or request. Further, the Board of Directors of a Section 8.06 Party shall not make a Change in Recommendation in response to an Acquisition Proposal unless (i) such Acquisition Proposal constitutes a Superior Proposal, (ii) such Section 8.06 Party promptly notifies the other Section 8.06 Party, in writing at least three Business Days before taking that action, of its intention to do so, attaching the most current version of any proposed agreement or a detailed summary of all material terms of such Superior Proposal and the identity of the offeror, and (iii) the other Section 8.06 Party does not make, within three Business Days after its receipt of that written notification, an offer that is at least as favorable to the stockholders of such Section 8.06 Party as such Superior Proposal.
(e) Each Section 8.06 Party shall, and shall cause its Subsidiaries and the advisors, employees and other agents of such Section 8.06 Party and any of its Subsidiaries to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party conducted prior to the date hereof with respect to any Acquisition Proposal and shall use its reasonable best efforts to cause any such Third Party (or its agents or advisors) in possession of confidential information about such Section 8.06 Party that was furnished by or on behalf of such Section 8.06 Party to return or destroy all such information.
Section 8.07. Public Announcements. To the extent reasonably practicable, each of the Company and Parent shall consult with the other party before, directly or through any representatives, issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not, to the extent reasonably practicable, issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call before such consultation.
Section 8.08. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 8.09. United Kingdom. Parent and the Company shall each use its reasonable best efforts to ensure that an original, executed copy of this Agreement is not brought into the United Kingdom.
ARTICLE 9
Conditions to the Merger
Section 9.01. Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following conditions:
(a) the Company Stockholder Approval shall have been obtained in accordance with Delaware Law;
(b) the Parent Shareholder Approval shall have been obtained in accordance with the requirements of the Listing Rules of the UKLA and all Applicable Law;
(c) no Applicable Law shall prohibit the consummation of the Merger;
(d) any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated or been waived and Competition Act Approval shall have been obtained;
(e) the government of the United States shall have completed its national security review and, if necessary, investigation, under Exon-Florio, and shall have concluded that no adverse action with respect to the Merger, including any action to suspend or prohibit the Merger, is necessary; and
(f) all actions by or in respect of, or filings with, the United Stated Surface Transportation Board necessary to permit the consummation of the Merger shall have been taken, made or obtained.
Section 9.02. Conditions to the Obligations of Parent and Merger Subsidiary. The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following further conditions:
(a) (i) the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) the representations and warranties of the Company contained in this Agreement and in any certificate or other writing delivered by the Company pursuant hereto (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall be true and correct at and as of the Effective Time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct only as of such time), with only such exceptions as, individually or in the aggregate, have not had and are not reasonably expected to have a Company Material Adverse Effect and (iii) Parent shall have received a certificate signed by an executive officer of the Company to the foregoing effect;
(b) there shall be no pending action or proceeding by any Governmental Authority or any Applicable Law enacted, enforced, promulgated, issued or deemed applicable to the Merger by any Governmental Authority (i) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the consummation of the Merger, seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the Merger, (ii) seeking to restrain or prohibit Parent’s, Merger Subsidiary’s or any of Parent’s other Affiliates’ ownership or operation (or that of its respective Subsidiaries or Affiliates) of all or any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, or of Parent and its Subsidiaries, taken as a whole, (iii) seeking to compel Parent or any of its Subsidiaries or Affiliates to take any action that Parent and its Affiliates would not be required to take pursuant to Section 8.02(a) or (iv) that otherwise is reasonably likely to have a Company Material Adverse Effect;
(c) there shall not have occurred and be continuing any event, development, state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect; and
(d) holders of not more than 10% of shares of Company Stock shall have demanded (and not withdrawn) appraisal of their shares in accordance with Delaware Law.
Section 9.03. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction of the following further conditions:
(a) (i) each of Parent and Merger Subsidiary shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) the representations and warranties of Parent and Merger Subsidiary contained in this Agreement and in any certificate or other writing delivered by Parent or Merger Subsidiary pursuant hereto (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) shall be true and correct at and as of the Effective Time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct only as of such time), with only such exceptions as, individually or in the aggregate, have not had and are not reasonably be expected to have a Parent Material Adverse Effect and (iii) the Company shall have received a certificate signed by an executive officer of Parent to the foregoing effect.

ARTICLE 10
Termination
Section 10.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):
(a) by mutual written agreement of the Company and Parent;
(b) by either the Company or Parent, if:
(i) the Merger has not been consummated on or before August 8, 2007 (the “End Date”); provided that in the event that, as of the End Date, all conditions to Closing set forth in Article 9 have been satisfied or waived (other than such conditions that say their terms are satisfied at the Closing) other than the condition set forth in Section 9.01(d), the End Date may be extended from time to time by either the Company or Parent by up to an aggregate of three months (such date, including any such permitted extensions thereof, the “Outside Date”); and provided further that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by such time;
(ii) there shall be any Applicable Law that (A) makes consummation of the Merger illegal or otherwise prohibited or (B) enjoins the Company or Parent from consummating the Merger and such enjoinment shall have become final and nonappealable;
(iii) at the Company Stockholder Meeting (including any adjournment or postponement thereof), the Company Stockholder Approval shall not have been obtained prior to the last Business Day preceding the Outside Date; provided that the right to terminate the Agreement pursuant to this Section 10.01(b)(iii) shall not be available to the Company or Parent if such party has not complied with its obligations under Section 8.06 (other than in any immaterial respect); or
(iv) at the Parent Shareholder Meeting (including any adjournment or postponement thereof), the Parent Shareholder Approval shall not have been obtained prior to the last Business Day preceding the Outside Date; provided that the right to terminate the Agreement pursuant to this Section 10.01(b)(iv) shall not be available to the Company or Parent if such party has not complied with its obligations under Section 8.06 (other than in any immaterial respect); or
(c) by Parent, if:

(i) the Board of Directors of the Company shall have made a Change in Recommendation;
(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.02(a) not to be satisfied, and such condition is incapable of being satisfied by the Outside Date;
(iii) the Company shall have willfully and materially breached its obligations under Section 8.04 or 8.06; or
(iv) prior to the Parent Shareholder Meeting, the Board of Directors of Parent shall have made a Change in Recommendation in compliance with the terms of this Agreement in order to enter into a definitive, written agreement concerning a Superior Proposal; provided that Parent shall simultaneously with any termination pursuant to this Section 10.01(c)(iv) pay the amount due pursuant to Section 11.04(c)(i)(B) in connection with such termination; or
(d) by the Company, if:
(i) the Board of Directors of Parent shall have made a Change in Recommendation;
(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Merger Subsidiary set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.03(a) not to be satisfied, and such condition is incapable of being satisfied by the Outside Date;
(iii) Parent shall have willfully and materially breached its obligations under Section 8.05 or 8.06; or
(iv) prior to the Company Stockholder Meeting, the Board of Directors of the Company shall have made a Change in Recommendation in compliance with the terms of this Agreement in order to enter into a definitive, written agreement concerning a Superior Proposal; provided that the Company shall simultaneously with any termination pursuant to this Section 10.01(d)(iv) pay the amount due pursuant to Section 11.04(b)(i)(B) in connection with such termination.
The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice of such termination to the other party.

Section 10.02. Effect of Termination. If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided that, if such termination shall result from the willful (i) failure of either party to fulfill a condition to the performance of the obligations of the other party or (ii) failure of either party to perform a covenant hereof, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure. The provisions of this Section 10.02 and Sections 11.04, 11.07, 11.08 and 11.09 shall survive any termination hereof pursuant to Section 10.01.
ARTICLE 11
Miscellaneous
Section 11.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given, if to Parent or Merger Subsidiary, to:
FirstGroup plc
50 Eastbourne Terrace
London W2 6LX
United Kingdom
Attention: Louise Ruppel
Facsimile No.: +44 (0)20 7636 4399
with a copy to:
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Attention: Phillip R. Mills
                 Marc O. Williams
Facsimile No.: +1 (212) 450-3800
if to the Company, to:
Laidlaw International, Inc.
55 Shuman Blvd.
Naperville, Illinois 60563
Attention: Beth Byster Corvino, General Counsel
Facsimile No.: +1 (630) 848-3167

with a copy to:
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
Facsimile No.: +1 (212) 735-2000
Attention: Peter A. Atkins
                 William R. Kunkel
or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.
Section 11.02. Survival of Representations and Warranties. The representations, warranties and agreements contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time, except for those covenants and agreements contained herein and therein (including the agreements set forth in Section 7.01 and Section 7.02) that by their terms apply or are to be performed in whole or in part after the Effective Time.
Section 11.03. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that, after the Company Stockholder Approval has been obtained, no such amendment or waiver shall reduce the amount or change the kind of consideration to be received in exchange for the Company Stock without the further approval of the stockholders of the Company.
(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.
Section 11.04. Expenses. (a) General. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.
(b) Company Payments.

(i) The Company shall pay to Parent $78 million in immediately available funds (A) if this Agreement is terminated by Parent pursuant to Section 10.01(c)(i) or Section 10.01(c)(iii), within one Business Day after demand therefor by Parent or (B) if this Agreement is terminated by the Company pursuant to Section 10.01(d)(iv), simultaneously with such termination.
(ii) (A) The Company shall pay to Parent in immediately available funds, within one Business Day after demand by Parent, $43.35 million if this Agreement is terminated by either Parent or the Company pursuant to Section 10.01(b)(iii) and (B) additionally, if (x) prior to the Company Stockholder Meeting, an Acquisition Proposal shall have been made or publicly announced and (y) within 12 months following the date of such termination, the Company shall have entered into a definitive agreement with respect to, recommended to its stockholders or consummated an Acquisition Proposal (provided that for purposes of this clause (B), (1) each reference to “25%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%” and (2) the last sentence of the definition of Acquisition Proposal shall be disregarded, but it being understood that any transaction of the nature described in clause (i)-(iv) of the definition of Acquisition Proposal with respect to the Greyhound business of the Company and the Subsidiaries shall be considered together with all other relevant transactions in determining whether the condition set forth in the preceding clause (B) has been satisfied), then the Company shall pay to Parent, within one Business Day following the date the Company enters into a definitive agreement or consummates such transaction, $34.65 million.
(iii) The Company shall pay to Parent in immediately available funds, within one Business Day after demand by Parent, $43.35 million if (A) this Agreement is terminated by either Parent or the Company pursuant to Section 10.01(b)(i), (B) prior to such termination, an Acquisition Proposal shall have been made or publicly announced and (C) within 12 months following the date of such termination, the Company shall have entered into a definitive agreement with respect to, recommended to its stockholders or consummated an Acquisition Proposal with any Person in respect of whom the Company was obligated prior to such termination to give notice to Parent pursuant to the second sentence of Section 8.06(d) or any Affiliate of any such Person (any such Person or Affiliate, an “Interested Person”) (provided that for purposes of this clause (iii), (1) each reference to “25%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%” and (2) the last sentence of the definition of Acquisition Proposal shall be disregarded, but it being understood that any transaction of the nature described in clause (i)-(iv) of the definition of Acquisition Proposal with respect to the Greyhound business of the Company and the Subsidiaries shall be considered together with all other relevant transactions in determining whether the condition set forth in the preceding clause (C) has been satisfied).
(iv) If (A) this Agreement is terminated by either Parent or the Company pursuant to Section 10.01(b)(i), (B) prior to such termination, an Acquisition Proposal shall have been made or publicly announced and (C) within 6 months following the date of such termination, the Company shall have entered into a definitive agreement with respect to, recommended to its stockholders or consummated an Acquisition Proposal with any Person other than an Interested Person pursuant to which the sum (the “Total Consideration”) of (x) the Net Debt to be assumed by such Person as of the date (the “Measurement Date”) such definitive agreement is entered into or, if earlier, the date such Acquisition Proposal is recommended by the Company to its stockholders and (y) the aggregate consideration (the “Aggregate New Consideration”) received or expected to be received by the Company and its stockholders in connection with the Acquisition Proposal (calculated in the case of an Acquisition Proposal that relates to less than all of the outstanding Company Stock as if all of the outstanding Company Stock were being acquired at the per share price implied by such Acquisition Proposal and with any portion of the Aggregate New Consideration that is not cash being deemed to have a value for these purposes equal to its fair market value as of the Measurement Date) exceeds $3.601 billion, then the Company shall pay to Parent in immediately available funds, within one Business Day after demand by Parent, the lesser of (1) $43.35 million and (2) the excess of the Total Consideration over $3.601 billion (provided that for purposes of this clause (iv), (x) each reference to “25%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%” and (y) the last sentence of the definition of Acquisition Proposal shall be disregarded, but it being understood that any transaction of the nature described in clause (i)-(iv) of the definition of Acquisition Proposal with respect to the Greyhound business of the Company and the Subsidiaries shall be considered together with all other relevant transactions in determining whether the condition set forth in the preceding clause (C) has been satisfied).
(v) If this Agreement is terminated by Parent pursuant to Section 10.01(c)(ii), the Company shall reimburse Parent and its Affiliates in immediately available funds, within one Business Day after demand by Parent, for 100% of their reasonable and documented out-of-pocket fees and expenses (including the reasonable fees and expenses of their counsel) actually incurred by any of them in connection with this Agreement and the transactions contemplated hereby including the arrangement of, obtaining the commitment to provide or obtaining any debt or equity financing for such transactions, provided that the amount of such reimbursement shall not exceed $43.35 million.
(c) Parent Payments.
(i) Parent shall pay to the Company £22 million in immediately available funds (A) if this Agreement is terminated by either the Company or Parent pursuant to Section 10.01(b)(iv) or by the Company pursuant to Section 10.01(d)(i) or Section 10.01(d)(iii), within one Business Day after demand therefor by the Company or (B) if this Agreement is terminated by Parent pursuant to Section 10.01(c)(iv), simultaneously with such termination.
(ii) If this Agreement is terminated by the Company pursuant to Section 10.01(d)(ii), Parent shall reimburse the Company and its Affiliates in immediately available funds, within one Business Day after demand by the Company, for 100% of their reasonable and documented out-of-pocket fees and expenses (including the reasonable fees and expenses of their counsel) actually incurred by any of them in connection with this Agreement and the transactions contemplated hereby including the arrangement of, obtaining the commitment to provide or obtaining any debt or equity financing for such transactions, provided that the amount of such reimbursement shall not exceed £22 million.
(iii) For the avoidance of doubt, in no event shall Parent be required to make a payment pursuant to both Section 11.04(c)(i) and Section 11.04(c)(ii). Accordingly, the maximum amount payable by Parent pursuant to this Section 11.04(c) shall not in any event exceed £22 million.
(d) Other Costs and Expenses. The parties hereto acknowledge that the agreements contained in this Section 11.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, no party hereto would enter into this Agreement. Accordingly, if either Parent or the Company fails promptly to pay any amount due to the other party pursuant to this Section 11.04, such party shall also pay the costs and expenses (including reasonable legal fees and expenses) incurred by the other party in connection with a legal action to enforce this Agreement that results in a judgment against such party for such amount.
Section 11.05. Disclosure Schedule and SEC Document References. (a) The parties hereto agree that any reference in a particular Section of the Company Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company that are contained in the corresponding Section of this Agreement and (b) any other representations and warranties of the Company that are contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be readily apparent to a reasonable person who has read that reference and such representations and warranties.
(b) The parties hereto agree that any information contained in any part of any Company SEC Current Document shall only be deemed to be an exception to (or a disclosure for purposes of) the Company’s representations and warranties if the relevance of that information as an exception to (or a disclosure for purposes of) such representations and warranties would be readily apparent to a reasonable person who has read that information concurrently with such representations and warranties, provided that in no event shall any information contained in any part of any Company Current SEC Document entitled “Risk Factor” or “Forward-Looking Statements” be deemed to be an exception to (or a disclosure for purposes of) any representation(s) and warranty(ies) of the Company contained in this Agreement.
Section 11.06. Binding Effect; Benefit; Assignment. (a) The provisions of this Agreement shall be binding upon and, except as provided in Section 7.01, shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as provided in Section 7.01, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.
(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of each other party hereto, except that Parent or Merger Subsidiary may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of their Affiliates at any time and (ii) after the Effective Time, to any Person; provided that such transfer or assignment shall not relieve Parent or Merger Subsidiary of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Subsidiary.
Section 11.07. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.
Section 11.08. Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal court located in the State of Delaware or any Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party.
Section 11.09. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
Section 11.10. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).
Section 11.11. Entire Agreement. This Agreement, including the Company Disclosure Schedule, and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.
Section 11.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
Section 11.13. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at law or in equity.
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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

LAIDLAW INTERNATIONAL, INC.
By:	/s/ Kevin E. Benson
	Name:	Kevin E. Benson
	Title:	President and Chief Executive Officer

FIRSTGROUP PLC
By:	/s/ Dean Finch
	Name:	Dean Finch
	Title:	Group Finance Director

FERN ACQUISITION VEHICLE CORPORATION
By:	/s/ Dean Finch
	Name:	Dean Finch
	Title:	Vice President